Delisting Determination, The Nasdaq Stock Market, LLC, May 7, 2009,
Alfacell Corporation. The Nasdaq Stock Market, LLC (the Exchange) has determined to remove from listing the common stock of Alfacell Corporation
(the Company), effective at the open of business on May 18, 2009.  On
June 25, 2008, Exchange Staff notified the Company that it was deficient with respect to Marketplace Rule 5550(b)(1). (Rule 5550(b)(1) was enumerated as Marketplace Rule 4310(c)(2)(B) at the time of the determination.)
After review of the Companys compliance plan, Exchange Staff notified the Company on July 29,
2008 that it had determined to delist the Companys securities. On August 5, 2008, the Company excercised its right to appeal the Exchange Staffs determination to the Listing Qualifications Hearings Panel (Panel).
Upon review of the information provided by the Company, by decision dated October 9, 2008 the Panel determined to grant the Company an extension of time through December 31, 2008 to regain compliance with the Exchanges continued listing standards. By decision dated November 11, 2008, the Panel determined to modify its prior decison and grant the Company an extension until January 25, 2009 to evidence compliance with the Exchanges continued listing standards. By decision dated January 2, 2009, the Panel determined to delist the Companys securities. On January 20, 2009, the Company exercised its right to appeal the Panels decision to the Nasdaq Listing and Hearing Review Council. On February 3, 2009, the Company withdrew its appeal.